

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3561

June 18, 2018

<u>Via E-Mail</u>
Mr. Marc Solochek
Chief Financial Officer
Ramaco Resources, Inc.
250 West Main Street, Suite 1800
Lexington, Kentucky 40507

> **Re: Ramaco Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 21, 2018**
> **File No. 001-38003**

Dear Mr. Solochek:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/Craig Arakawa
>
> Craig Arakawa
> Branch Chief
> Office of Beverages, Apparel, and Mining